Exhibit 21

PotlatchDeltic Corporation and Subsidiaries

as of December 31, 2024 (1)

Name	State in Which Organized
PotlatchDeltic Forest Holdings, Inc.	Delaware
PotlatchDeltic Land & Lumber, LLC	Delaware
Potlatch Timberlands, LLC	Delaware
PotlatchDeltic Real Estate, LLC	Arkansas

(1) All of the subsidiaries in the above list are wholly-owned, either directly or indirectly, by PotlatchDeltic Corporation.